                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         COMMISSION FILE NUMBER 0-15577
                          FOR THE MONTH OF APRIL 1998

                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                   ------------------------------------------
                (Translation of registrant's name into English)

                           1801 Broadway, Suite 1620
                           -------------------------
                             Denver, Colorado 80202
                             ----------------------
                    (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X                Form 40-F
                           --------                      ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No   X
                     ------                       ------

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .
                                                 -------

ENCLOSED IS PRESS RELEASE #98-006 AND PRESS RELEASE #98-007 FOR CONSOLIDATED NEVADA GOLDFIELDS CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                                     ------------------------------------------
                                     (Registrant)



Date:  April 9, 1998                  /s/ Mike Kolin
                                     ------------------------------------------
                                     By: Mike Kolin, Chief Operating Officer

DENVER, CO - APRIL 6, 1998
#98 - 006
7:30 AM MST


             CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                THE SALE OF THE BARITA DE SONORA MINING ASSETS

Consolidated Nevada Goldfields Corporation ("CNGC") announces the sale of the Barita de Sonora mining assets to a Mexican mining company for approximately US$4.5 million.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company producing silver, gold, and copper from three operating properties in the U.S.A. and Mexico. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine, which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol KNV; on NASDAQ under the symbol KNVCF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:  Consolidated Nevada Goldfields Corporation, Denver, Colorado
          Phone (303) 296-3200     Fax (303) 296-9130

DENVER, CO - APRIL 8, 1998
#98 - 007
9:30 AM MST


             CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                 POSITIVE DRILL RESULTS AT THE NIXON FORK MINE

Consolidated Nevada Goldfields Corporation ("CNGC") announces that ongoing underground exploration drilling at the Nixon Fork mine near McGrath, Alaska, has produced the following high-grade intercepts beneath the C-3300 orebody. These results confirm that gold mineralization extends at least 492 feet (150 meters) below the previously defined C-3300 orebody.


--------------------------------------------------------------------------------------
                                                                           GRAMS GOLD/
DRILL HOLE               INTERVAL                        WIDTH                TONNE
--------------------------------------------------------------------------------------
                 (FEET)         (METERS)           (FEET)    (METERS)
--------------------------------------------------------------------------------------
DDH 23      575.5 to 590.2    175.4 to 179.9         14.7       4.5           10.5
--------------------------------------------------------------------------------------
DDH 25      422.6 to 427.2    128.8 to 130.2          4.6       1.4           45.9
--------------------------------------------------------------------------------------
DDH 25      488.2 to 497.7    148.8 to 151.7          9.5       2.9           86.0
--------------------------------------------------------------------------------------
DDH 26      412.7 to 439.0    125.8 to 133.8         26.3       8.0           53.6
--------------------------------------------------------------------------------------
DDH 30      332.0 to 348.1    101.2 to 106.1         16.1       4.9           15.3
--------------------------------------------------------------------------------------

Vice President of Exploration, Mike Clarke, states that "these results confirm CNGC's belief that several high-grade chimneys like the Crystal/Garnet extend to significant depths in an area accessible from current mine workings."

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company producing silver, gold, and copper from three operating properties in the U.S.A. and Mexico. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine, which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol KNV; on NASDAQ under the symbol KNVCF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:  Consolidated Nevada Goldfields Corporation, Denver, Colorado
          Phone (303) 296-3200          Fax (303) 296-9130